UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14f OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

_____________________________

GCA III ACQUISITION CORP.

_____________________________

Delaware	000-52433	14-1973534
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 East 57th Street, Suite 1006 New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)
(646) 486-9772
(Telephone Number of Registrant)
____________

Michael M. Membrado
M.M. MEMBRADO, PLLC
115 East 57th Street, Suite 1006
New York, NY 10022
646-486-9772
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on behalf of Registrant)

____________

NOVEMBER 21, 2007

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

GCA III ACQUISITION CORP.
115 East 57th Street, Suite 1006
New York, NY 10022
Tel: 646-486-9772

INFORMATION STATEMENT PURSUANT TO
SECTION 14f OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

November 21, 2007
___________

The information contained in this Information Statement is being furnished to all holders of record of common stock, par value $.0001 (the “Common Stock”), of GCA III Acquisition Corp., a Delaware corporation (the “Company ”), at the close of business on November 21, 2007 in accordance with the requirments of Section 14f of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in order to effect a change in the majority control of the Company’s board of directors (the “Board of Directors”) other than by a meeting of stockholders. This Information Statement is being distributed on or about November 21, 2007.

THE COMPANY URGES YOU TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

You are receiving this Information Statement because the Company has:

▪
Appointed Peder K. Davisson to fill a vacant seat on the Board of Directors of the Company, effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing and mailing to our stockholders of this Information Statement; and

▪	Accepted Michael M. Membrado’s resignation, effective immediately following the effectiveness of Mr. Davisson’s appointment to the Board of Directors, his position as director of the Company.

The appointment and resignation as described above shall not occur any earlier than 10 days following the date after which this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

CHANGE IN CONTROL TRANSACTION

On November 7, 2007, the Company entered into and consummated a series of related transactions involving (i) a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which we sold and issued, in an exempt private offering, 5,000,000 shares of Common Stock, to Kings Cross Capital, LLC, a Minnesota limited liability company (“Kings Cross”) for a price of $0.02 per share and a total purchase price of $100,000, (ii) a stock redemption agreement pursuant to which we acquired 2,500,000 shares of previously outstanding Common Stock from Michael M. Membrado, an individual and our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and our sole director, for a price of $0.014516 per share and a total redemption price of $36,289.76, and (iii) a redemption agreement pursuant to which we acquired 2,500,000 shares of previously outstanding Common Stock from Jennifer L. Lee, an individual, for a price of $0.014516 per share and a total redemption price of $36,289.76. Taken as a whole, this series of transactions had the effect of (i) immediately transferring ownership and control of 100% of our outstanding capital stock to Kings Cross, and (ii) within what is expected to be a few weeks, transferring all management positions currently held by Michael M. Membrado to Peder K. Davisson, an affiliate of Kings Cross.

The Stock Purchase Agreement specifically contains certain acknowledgments relating to certain management changes associated with the transactions which effectively involve the following:

(a) Michael M. Membrado’s resignation, effective immediately following satisfaction of certain of the Company’s existing indebtedness, payables and other accrued financial obligations and the subsequent closing of our existing bank account at Chase Bank, from his executive positions as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer;

(b) Peder K. Davisson’s appointment, effective immediately following the effectiveness of Mr. Membrado’s resignations as set forth in (a) above from his positions as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer, to the executive positions of President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer;

(c) Peder K. Davisson’s appointment to fill a vacant seat on the Board of Directors, effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing and mailing to our stockholders of this Information Statement; and

(d) Michael M. Membrado’s resignation, effective immediately following the effectiveness of Mr. Davisson’s appointment to the Board of Directors, his position as director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Our current officers and directors and additional information concerning them are as follows:

NAME	AGE	POSITION
Michael M. Membrado	46	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Director

Michael M. Membrado, Outgoing President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director. Mr. .Membrado has served as President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director of the Company since its inception. Mr. Membrado is currently a practicing attorney in the law firm of M.M. Membrado, PLLC, a boutique firm in New York that focuses exclusively on corporate finance, securities, M&A and related transactional matters for small to mid-size private and public companies. He has been a principal in this firm, as well as a predecessor firm, Membrado & Montell, LLP, since 2000. Prior to that, he was the corporate securities partner in the New York law firm now known as Tarter, Krinsky & Drogin, LLP. In addition to serving as principal in M.M. Membrado, PLLC, Mr. Membrado is also currently the Managing Director and sole principal of Greyline Capital Advisors, LLC, a corporate finance consulting firm. Additionally, Mr. Membrado serves as President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director of each of GCA I Acquisition Corp. and GCA II Acquisition Corp., each of which are blank check Exchane Act reporting companies.

As a result of the series of transactions resulting in the change in control of the Company more specifically described in the Section of this Information Statement entitled “Change in Control Transaction”, the following individual has been appointed, subject to certain actions, to each of the positions of President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer of the Company as well as to the Board of Directors.

Peder K. Davisson, Incoming President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director. Peder K. Davisson is an attorney practicing in the areas of general corporate law, mergers and acquisitions and corporate finance with the law firm of Davisson & Associates, PA in Minneapolis, Minnesota. He has been a principal in this firm, as well as predecessor firms, Peder K. Davisson and Associates and Mahoney, Hagberg and Davisson, a Professional Association, since 2001. Prior to 2001 Mr. Davisson worked in the securities industry as a registered representative, fund manager and trader with the respective firms of John G. Kinnard & Company, Valhalla Capital Management, Inc. and Electronic Trader’s Group, LLC. In addition to serving as a principal in Davisson & Associates, PA, he is the sole director, President, Chief Executive Officer, Chief Financial Officer and Secretary by Kings Cross Capital, LLC, our sole shareholder following the series of transactions resulting in the recent change of control.

The term of office of our directors expires at our annual meeting of stockholders or at the point at which their successors are duly qualified and elected.

Family Relationships

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees. We have no qualified financial expert at this time because we have not been able to hire a qualified candidate. Further, we believe that we have inadequate financial resources at this time to hire any such qualified expert.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

VOTING SECURITIES AND CERTAIN BENEFICIAL OWNERSHIP

Voting Securities

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of Common Stock, of which 5,000,000 are issued and outstanding and 5,000,000 are held in the treasury, and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have ever been issued or outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of November 21, 2007, concerning shares of Common Stock, (the only class of Company securities that are currently issued and outstanding), held by (1) each shareholder known by the Company to own beneficially more than five percent of the Common Stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock (2)
Michael M. Membrado(3) 115 East 57th Street, Suite 1006 New York, NY 10022	-0-	N/A
Peder K. Davisson (4)(5) 3649 Brunswick Avenue North Minneapolis, MN 55422	1,666,667	33.33%
William Schluter(6) 32793 County Road 24 Starbuck, MN 56381	1,666,666	33.33%
David Thelen(7) 460 Northdale Boulevard Coon Rapids, MN 55448	1,666,666	33.33%
All directors and executive officers as a group (1 person)	-0-	00.00%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2)	Based on 5,000,000 shares of Common Stock outstanding.
(3)
Mr. Membrado is currently our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and the sole member of the Board of Directors, but has submitted his resignations in relation to each of these positions subject to the occurrence of certain events described more specifically in the Section of this Information Statement entitled “Change in Control Transaction”.

(4)
Shares are held in the name of Kings Cross Capital, LLC, of which Mr. Davisson is a member and the sole officer. Mr. Davisson shares voting and dispositive power with other members of Kings Cross Capital, LLC with respect to the Common Stock.

(5)
As of the date of this Information Statement, Mr. Davisson is neither an officer nor director of the Company, but has been appointed, subject to the occurrence of certain events described more specifically in the Section of this Information Statement entitled “Change in Control Transaction”, to each of the positions of President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer of the Company as well as to the Board of Directors.

(6)
Shares are held in the name of Kings Cross Capital, LLC, of which Kensington Management, LLC is a member. William F. Schluter is the sole member of Kensington Management, LLC. Mr. Schluter, through Kensington Management, LLC, shares voting and dispositive power with respect to the Common Stock.

(7)	Shares are held in the name of Kings Cross Capital, LLC, of which Mr. Thelen is a member. Mr. Thelen shares voting and dispositive power with respect to the Common Stock.

Certain Relationships and Related Transactions

Except as otherwise indicated herein, there have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the Common Stock, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

    Loans from Stockholders

As of November 7, 2007, the date upon which the series of transactions resulting in the change of control described in the Section of this Information Statement entitled “Change in Control Transaction” were consummated, we had outstanding unsecured promissory notes representing a total of $24,857.17 in outstanding debt obligations arising out of loans to us from Jennifer L. Lee, one of our former shareholders. As of the date of this Information Statement, such obligations have been satisfied and retired in full.

    Legal Representation

Michael M. Membrado is the sole principal in the law firm of M.M. Membrado, PLLC, a firm engaged by us to perform corporate, securities and other legal services. In addition to his interests in the firm of M.M. Membrado, PLLC, Mr. Membrado currently serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and our sole director. Although Mr. Membrado has agreed to cause certain services of M.M. Membrado, PLLC to be provided to us at no cost, and we expect that the terms of any going forward arrangement between us and the firm of M.M. Membrado, PLLC will be as fair as those which could be obtained in an arms length transaction, there can be no assurance that the conflict of interest which exists as a result of Mr. Membrado’s involvement with M.M. Membrado, PLLC, his role as our director, and/or his role as our officer will not result in any of the terms of the arrangements through which such relationships may be established being less favorable to us than would otherwise be the case, and will not result in any compromise to the economic or other interests of our shareholders in the future. The rates at which legal services will be charged to us by M.M. Membrado, PLLC do not and will not exceed rates generally charged for reasonably comparable services.

    Office Space

We utilize the office space and equipment of M.M. Membrado, PLLC, a law firm in which Michael M. Membrado, our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and sole director, is the principal, at no cost on a month-to-month basis. Management estimated that the value conveyed to us as a result of this arrangement is immaterial.

    Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year except for a failure on the part of Kings Cross Capital, LLC and any of its affiliates to have timely filed an initial statement of beneficial ownership on Form 3 in connection with the acquisition of shares resulting in the change of control described in the Section of this Information Statement entitled “Change in Control Transaction”.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

    Executive Compensation

None of our executive officers or directors has received any cash remuneration since we were organized.

Set forth in the table below is information on the annual and long-term compensation for services rendered in all capacities from inception through the close of the Company’s fiscal year on May 31, 2007 paid by the Company to all individuals serving as its Chief Executive Officer or acting in a similar capacity during the fiscal year ended May 31, 2007 (since inception), regardless of compensation level. During the last completed fiscal year, the Company did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP Payouts ($)	All Other
Michael M. Membrado	President CEO, CFO Secretary, Tresurer	2006	$0	0	0	0	0	0	0

           Employment Agreements

There are not now in place any employment or similar agreements, written or otherwise, or understandings or arrangements, to which we are a party with any of our executive officers or directors, and we do not anticipate that we will enter into any such agreements before we consummate a business combination, should that occur. None of our directors or executive officers intends to devote more than a few hours a week to our affairs in the meantime.

There are no understandings or agreements, written or otherwise, regarding remuneration to which our management will be entitled upon or following consummation by us of a business combination, should that occur, nor do we anticipate that any of our directors or executive officers will receive or otherwise be entitled to any such remuneration in any such event. It is possible that, following the successful consummation of a business combination with an unaffiliated entity, should that occur, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. We have adopted a policy, however, whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision as to whether or not to undertake any proposed or otherwise contemplated transaction.

We have not adopted any retirement, pension, profit sharing, stock option, restricted stock, insurance or other similar plans or programs for the benefit of our employees.

    Director Compensation

The sole director of the Company has not received any compensation for his service as a director to date nor has he been reimbursed for expenses incurred in connection with his activities as a board member including attendance at board meetings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, documents and other information with the SEC relating to its business, financial condition and related matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are additionally available on the SEC’s internet Website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement on Schedule 14f to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Michael M. Membrado
Michael M. Membrado
President & Chief Executive Officer

Dated: November 21, 2007

YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.